FORM 12b-25                                         SEC File Number 2-95050-D
                                                     CUSIP Number 237737 30 9

                       NOTIFICATION OF LATE FILING

                             (Check One)
(X) Form 10-KSB   ( ) Form 11-K      ( ) Form 20-F     ( ) Form 10-QSB

          For Period Ended:     September 30, 1996
______________________________________________________________________________

     Read Attached Instruction Sheet Before Preparing Form.
                    Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          Not Applicable.
______________________________________________________________________________
Part I -- Registrant Information
------------------------------------------------------------------------------
     Full Name of Registrant:      Data National Corporation
     Former Name if Applicable:     N/A
______________________________________________________________________________

  Address of Principal Executive Office (Street and Number):

          11415 West I-70 Frontage Road North
______________________________________________________________________________

  City, State and Zip Code:  Wheat Ridge, Colorado  80033
______________________________________________________________________________
Part II -- Rules 12b-25 (b) and (c)
------------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     [X]     (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

______________________________________________________________________________
Part III -- Narrative
------------------------------------------------------------------------------
State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F or 10-QSB or portion thereof could not be filed within the prescribed time period.

Complications created by a combination of the Registrant's limited staff attempting to respond to a number of comments posed recently by the Commission's staff regarding various financial and other disclosures contained in a number of the Registrant's recent periodic reports coupled with a recent change in auditors and the general unavailability of the Registrant's outside professional legal and accounting staff during the Christmas holiday period. This occurred at the same time that the Registrant was attempting to negotiate new agreements with two significant customers (currently expected to represent approximately 60% of its revenues during the 1997 fiscal year), was attempting to arrange outside financing and was in the process of negotiating a revolving line of credit facility with a lending institution.
_______________________________________________________________________________
Part IV -- Other Information
------------------------------------------------------------------------------

     (1)Name and telephone number of person to contact in regard to this notification:

          Richard Simms             303             431-1933
          --------------------------------------------------------
            (Name)              (Area Code)     (Telephone Number)

     (2)  Have all other periodic reports required
          (under Section 13 or 15(d) of the
          Securities Exchange Act of 1934) during      [X] Yes [ ] No
          the preceding 12 months (or for such
          shorter period that the registrant was
          required to file such reports) been filed?
          If answer no identify report(s).


     (3)  Is it anticipated that any significant
          change in results of operations from the
          corresponding period for the last fiscal     [ ] Yes [X] No
          year will be reflected by the earnings
          statements to be included in the subject report or portion thereof?

          Registrant was not subject to the Commission's reporting requirements for the corresponding period for the last fiscal year.

                     Data National Corporation
           --------------------------------------------
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

(Registrant)                     Data National Corporation
BY (Signature)                   /s/ Richard Simms
(Date)                           December 30, 1996
(Name and Title)                 Richard Simms, Chief Financial
                                     Officer